Exhibit 99.1

U.S. HEALTHCARE LEADER JOSEPH R. SWEDISH JOINS MESOBLAST BOARD

New York, USA, June 18, 2018 and Melbourne, Australia, June 19, 2018: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced that Joseph R. Swedish has joined its Board of Directors. Mr Swedish has more than two decades of healthcare leadership experience as the CEO for major U.S. healthcare organizations. Most recently, he has served as Executive Chairman, President and CEO of Anthem Inc. (NYSE: ANTM), a Fortune 33 company and the leading health benefits provider in the U.S.

Prior to joining Anthem, Mr Swedish was CEO for several major integrated healthcare delivery systems, including Trinity Health and Colorado’s Centura Health. He currently serves on the Board of Directors for IBM Corporation, CDW Corporation, and Proteus Digital Health. For 12 consecutive years, Modern Healthcare named Mr Swedish as one of the 100 Most Influential People in Healthcare.

Commenting on his appointment, Mr Swedish stated: “I am very pleased to join the Board of Mesoblast, a leading cell therapy company whose strategy is consistent with my objectives to deliver innovative, cost-effective solutions to some of the most pressing healthcare challenges today.”

Mesoblast Chairman Brian Jamieson said: “Mr Swedish’s strong record of understanding U.S. healthcare resource allocation and reimbursement metrics is in line with the Board’s objective to strengthen its commercial focus. Mr Swedish replaces Dr Ben-Zion Weiner, who we thank for his valuable contributions to Mesoblast over the past five years, especially in relation to our research and development pipeline.”

Ignite Partners advised Mesoblast on the appointment of Mr Swedish.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. Through a proprietary process, Mesoblast selects highly purified mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults, and creates master cell banks which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off the shelf without the need for tissue matching.

The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates are being evaluated in their ability to target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals;

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176